UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021 (No. 1)

Commission File Number 001-37846

CELLECT BIOTECHNOLOGY LTD.

(Translation of registrant’s name into English)

23 Hata’as Street

Kfar Saba, Israel 44425

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

On September 2, 2021, Cellect Biotechnology Ltd. (the “Company”) issued a press release entitled “Cellect Biotechnology Announces the ApoGraft™ Bone Marrow Transplantation of First Patient in U.S.”

The first paragraph of Exhibit 99.1 to this Form 6-K and the statements under “Forward Looking Statements” in Exhibit 99.1 to this Form 6-K are hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8 (Registration Nos. 333-214817, 333-220015, 333-225003 and 333-232230) and on Form F-3 (Registration Nos. 333-219614 and 333-229083).

Exhibit No.	Description
99.1	Press Release, dated September 2, 2021, entitled “Cellect Biotechnology Announces the ApoGraft™ Bone Marrow Transplantation of First Patient in U.S.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 2, 2021	CELLECT BIOTECHNOLOGY, LTD.

	By:	/s/ Yaron Ben-Oz
Yaron Ben-Oz Chief Financial Officer

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